

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 28, 2009

Dennis P. Gauger
Chief Financial Officer
BSD Medical Corporation
2188 West 2200 South
Salt Lake City, UT 84119

> **Re:** **BSD Medical Corporation**
> **Form 10-K for the fiscal year ended August 31, 2008**
> **Filed November 14, 2008**
> **File No. 001-32526**

Dear Mr. Gauger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief